ArcelorMittal 6-K

Exhibit 99.2

ArcelorMittal reports second quarter 2022 and half year 2022 results

Luxembourg, July 28, 2022 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1,2 for the three-month and six-month periods ended June 30, 2022.

Key highlights:

●	Health and safety performance: Protecting the health and wellbeing of employees is the Company’s overarching priority; LTIF rate of 0.67x in 2Q 2022[3] and 0.68x in 1H 2022

●	Steel spreads offsetting lower shipments in 2Q 2022: positive price-cost effect offset a -6.3% sequential decrease in steel shipments to 14.4Mt primarily due to the lower shipments in ACIS and Europe

●	Operating income: 2Q 2022 operating income of $4.5bn (vs. $4.4bn in 1Q 2022); 1H 2022 operating income of $8.9bn (vs. $7.1bn in 1H 2021)

●	EBITDA increased to $5.2bn in 2Q 2022, the fifth successive quarter above the $5bn level; 1H 2022 EBITDA of $10.2bn is +23.5% higher than the same period of 2021

●	Strong net income: $3.9bn in 2Q 2022 (vs. $4.1bn in 1Q 2022) includes share of JV and associates net income of $0.6bn (vs. $0.6bn in 1Q 2022); 1H 2022 net income of $8.0bn (vs. $6.3bn in 1H 2021)

●	Enhanced share value: 2Q 2022 basic EPS of $4.25/sh; last 12 months ROE[16] of 34%; book value per share[13] increased to $60/sh following the repurchase of 46.8m shares during the quarter (65.1m in 1H’22)

●	Financial strength: Net debt $4.2bn and gross debt of $8.8bn at the end of June 2022

●	Continued strong FCF generation: The Company generated $1.7bn of free cash flow (FCF) in 2Q 2022 ($2.6bn net cash provided by operating activities less capex of $0.7bn and dividends paid to minorities) despite a $1.0bn investment in working capital on account of higher prices

Strategic update and outlook:

●	Proposed acquisition of CSP in Brazil for $2.2bn, presents opportunity for new low carbon steelmaking hub:

–	Well invested, world-class assets, access to large-scale deep water port

–	Highest quality and low cost 3Mt slab producer in Northeast Brazil

–	Attractive synergies and optionality, including the potential for highly competitive low-CO2 steel

–	Normalized EBITDA per year of $330 million

●	Texas HBI plant: a key element of ArcelorMittal’s 12Mt, low CO2 steel, unmatched high quality NAFTA franchise including automotive capabilities:

–	Acquisition of voestalpine’s world-class Hot Briquetted Iron (‘HBI’) plant located in Texas now completed; potential to generate > $130 million EBITDA per year

–	A key to decarbonizing NAFTA franchise: will supply high quality metallics to EAF - Calvert (a cornerstone of ArcelorMittal NAFTA franchise). Dofasco is transforming to fully DRI-EAF; Mexico Flat is already DRI-EAF

●	Balanced capital allocation:

–	The Company generated $3.2bn of FCF in 1H 2022; $2.3bn was returned to shareholders (via share buybacks and base dividends) and $1.0bn was committed to M&A (primarily the Texas HBI facility)

–	Net debt at the end of June 2022 of $4.2bn remained essentially stable compared to 2021 year end at $4.0bn

●	New buyback:

–	The Company announces a new buyback program of 60m shares (~$1.4bn at current share price23) to be completed by the end of May 2023

Financial highlights (on the basis of IFRS1,2):

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Sales	22,142	21,836	19,343	43,978	35,536
Operating income	4,494	4,433	4,432	8,927	7,073
Net income attributable to equity holders of the parent	3,923	4,125	4,005	8,048	6,290
Basic earnings per common share (US$)	4.25	4.28	3.47	8.53	5.40

Operating income/ tonne (US$/t)	313	289	276	300	217
EBITDA	5,163	5,080	5,052	10,243	8,294
EBITDA/ tonne (US$/t)	359	331	314	345	255

Crude steel production (Mt)	14.6	16.3	17.8	30.9	35.4
Steel shipments (Mt)	14.4	15.3	16.1	29.7	32.6
Total group iron ore production (Mt)	12.0	12.0	11.2	24.0	24.5
Iron ore production (Mt) (AMMC and Liberia only)	7.3	6.9	4.9	14.2	12.2
Iron ore shipment (Mt) (AMMC and Liberia only)	7.5	6.7	4.6	14.2	12.0

Number of shares outstanding (issued shares less treasury shares) (millions)[22]	847	893	1,019	847	1,019

Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:

"The Company had a strong first half with market conditions supporting a fifth consecutive quarter of EBITDA of over $5 billion. This enabled us to progress against our strategic objectives and continue to transform our business for the net zero economy. We have completed a number of targeted acquisitions reflecting the changing energy and metallic inputs required for low-carbon emissions steelmaking and are also seeking to strengthen our presence in regions that have the ability to produce low-cost green hydrogen such as Brazil where we have today announced the proposed acquisition of one of the country’s lowest-cost slab producers.

The period, however, was overshadowed by the outbreak of war in Ukraine, where we have steel and mining operations, bringing instability and suffering to the country and our 26,000 employees. Globally the conflict is impacting growth and adding further inflationary pressure, which is spilling over into weakening of demand. Despite the more uncertain global macro outlook, our business is well positioned to effectively manage through the cycle. The long-term outlook for steel demand also remains positive, underpinned by the scale of opportunity related to the energy transition and the continuing growth of developing economies.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Protecting the health and wellbeing of employees is the Company’s overarching priority with ongoing strict adherence to World Health Organization guidelines (in respect of COVID-19), and specific government guidelines have been followed and implemented.

Health and safety performance based on own personnel and contractors lost time injury frequency ("LTIF") rate was 0.67x in the second quarter of 2022 ("2Q 2022") as compared to 0.69x in the first quarter of 2022 ("1Q 2022) and 0.89x in the second quarter of 20213 ("2Q 2021"). Health and safety performance in the first six months of 2022 (“1H 2022”) was 0.68x as compared to 0.83x in the first six months of 2021 (“1H 2021”).

A concerted effort is underway to improve health and safety across the group and strengthen our safety culture. We have completed a comprehensive review of our efforts to eradicate accidents and fatalities, and have started 2022 with a refreshed company-wide commitment to put this fully into action.

Corporate oversight of safety has been strengthened, our Global Health & Safety Council is sharing and promoting best practice, peer-to-peer mentoring between sites has been introduced, training (which was reduced as a necessary precaution during COVID-19) has been strengthened and we are prioritizing support for underperforming units.

The Company is also tightening guidelines for mandatory leadership shop floor presence (which similar to training was reduced as a necessary precaution during COVID-19). All leaders must now spend a certain minimum time on the shop floor every week – when they must carry out a safety layered evaluation. While the Company policy has always specified leaders to regularly spend time on the shop floor, setting out a higher minimum accepted level for senior leaders will help reinforce the culture of visible felt leadership which we know has weakened in some regions as a result of COVID-19.

Furthermore reporting of proactive KPIs such as potential serious injury frequency (PSIF) will also be strengthened. Every segment is required to put in place a quality assessment process for PSIFs. Understanding clearly why PSIFs happen is vitally important to tightening processes, improving behaviours and preventing fatalities. Widespread use of what we call ‘quarantining’ is now in place across all operations where plants are put into ‘quarantine’ if a seriously unsafe incident takes place or the plant is deemed to be at risk of a serious incident or fatality.

A change to the Company’s executive remuneration policy has been made to reflect this focus21.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	2Q 22	1Q 22	2Q 21	1H 22	1H 21
NAFTA	0.28	0.19	0.17	0.28	0.43
Brazil	0.14	0.10	0.26	0.12	0.22
Europe	0.99	1.13	1.41	1.07	1.16
ACIS	0.81	0.61	1.03	0.71	1.02
Mining	0.30	2.19	0.71	1.23	0.68
Total	0.67	0.69	0.89	0.68	0.83

Sustainable development highlights – leading the decarbonization of the steel industry:

Developing standards that will support the decarbonization of our industry:

●	On June 14, 2022, ArcelorMittal published a concept for a low-carbon emissions steel standard to help incentivize the decarbonization of steelmaking globally and support the creation of market demand for physical steel products which would be classified as lower, and ultimately near-zero, carbon emissions steel.

●	Dual scoring system which provides customers with a life cycle assessment (LCA) value alongside a rating system which measures progress towards near-zero

●	Designed to incentivize the decarbonization of both primary and secondary steelmaking

●	Provides transparency and consistency across steel products for customers

●	Supports the development of markets for low-carbon emissions steel

The creation of clear definitions for low-carbon emissions physical steel is an important component of ‘demand pull’ and ‘supply push’ mechanisms that are required to support the steel industry in its transition to net zero by 2050. Clear definitions will also help inform targeted policy to support the scale-up and commercialization of these near-zero technologies.

At the heart of the concept are three core principles:

●	It must include a dual score system comprising a LCA value for finished products (EPD for construction products) alongside a decarbonisation rating system which categorizes low and near-zero carbon emissions per tonne of hot rolled steel and rewards producers as they decarbonize from their starting point.

●	It must be designed in such a way that incentivizes the decarbonisation of all methods of steel production through technology shifts, rather than simply through increasing scrap rates using existing technology. This can be done by using a sliding scale based on the percentage of scrap used in production, a system which is also at the heart of the ResponsibleSteel™ and International Energy Agency (‘IEA’) low-carbon emissions steel models.

●	It must include a clearly defined boundary from which carbon emissions are counted for the decarbonization rating system.

The concept is designed to be complementary to methods for rewarding virtual low-carbon steel, at least until significant amounts of physical low-carbon steel are available.

Analysis of results for the six months ended June 30, 2022 versus results for the six months ended June 30, 2021

Total steel shipments for 1H 2022 were 29.7 million metric tonnes (Mt), a decrease of -8.7% as compared to 32.6Mt in 1H 2021. Steel shipments on a scope adjusted basis (i.e. excluding the shipments of ArcelorMittal Italia12,17, deconsolidated as from April 14, 2021), decreased by -5.8%. Year on year shipment declines: ACIS -39.0% (primarily due to Russia/Ukraine conflict) and NAFTA -3.7%, offset in part by increased shipments in Brazil +3.6% while Europe remained stable on a scope adjusted basis.

Sales for 1H 2022 increased by 23.8% to $44.0 billion as compared with $35.5 billion for 1H 2021, primarily due to higher average steel selling prices (+37.7%), partly offset by lower steel shipments.

Depreciation of $1.3 billion for 1H 2022 as compared with $1.2 billion in 1H 2021 was broadly stable.

Operating income for 1H 2022 of $8.9 billion was higher as compared to 1H 2021 of $7.1 billion primarily driven by positive price-cost effect offset in part by lower iron ore reference prices (-24.0%).

Income from associates, joint ventures and other investments9 for 1H 2022 was $1.1 billion as compared to $1.0 billion for 1H 2021. 1H 2022 includes higher contribution from European investees (including $0.1 billion income for Acciaierie d'Italia arising from recognition of a deferred tax asset in 2Q 2022) offset in part by lower contributions from AMNS India4 and AMNS Calvert5.1H 2022 includes the annual dividend from Erdemir of $117 million (vs. $89 million received in 1H 2021).

Net interest expense in 1H 2022 of $104 million was lower as compared to $167 million in 1H 2021 following debt repayments and liability management.

Foreign exchange and other net financing losses were $323 million for 1H 2022 as compared to losses of $427 million for 1H 2021. Foreign exchange loss for 1H 2022 was $198 million as compared to a loss of $147 million in 1H 2021. 1H 2021 includes early bond redemption premium expenses of $130 million.

ArcelorMittal recorded an income tax expense of $1,381 million for 1H 2022 (including $214 million deferred tax benefit) as compared to $946 million for 1H 2021 (which included $391 million deferred tax benefit).

ArcelorMittal’s net income for 1H 2022 was $8,048 million as compared to $6,290 million for 1H 2021.

ArcelorMittal’s basic earnings per common share for 1H 2022 was $8.53 basic earnings per common share, as compared to $5.40 basic earnings per common share for 1H 2021.

Analysis of results for 2Q 2022 versus 1Q 2022 and 2Q 2021

Total steel shipments in 2Q 2022 were 14.4Mt, -6.3% lower as compared with 15.3Mt in 1Q 2022, largely reflecting the impact of the conflict in Ukraine (ACIS down -41.2%) and weaker shipments in Europe (-4.4%). Comparing to 2Q 2021, and adjusting for the change in scope (i.e. excluding the shipments of ArcelorMittal Italia12,17 deconsolidated as from April 14, 2021), steel shipments in 2Q 2022 decreased by -9.9%: primarily due to ACIS -56.5%, Europe -2.6% (scope adjusted), and NAFTA -5.3% offset in part by Brazil +1.3%.

Sales in 2Q 2022 were $22.1 billion as compared to $21.8 billion for 1Q 2022 and $19.3 billion for 2Q 2021. As compared to 1Q 2022, the +1.4% increase in sales was primarily due to higher average steel selling prices (+7.7%), offset in part by lower steel shipment volumes. Sales in 2Q 2022 were +14.5% higher as compared to 2Q 2021 primarily due to higher average steel selling prices (+30.8%) offset in part by lower iron ore reference prices (-31.2%).

Depreciation for 2Q 2022 was $669 million as compared to $647 million for 1Q 2022 and higher than $620 million in 2Q 2021. Depreciation was higher than 2Q 2021 due to changes in the useful lives estimates for certain assets in Europe and Canada due to decarbonization projects, partially offset by foreign exchange benefit.

Operating income for 2Q 2022 was $4.5 billion as compared to $4.4 billion in 1Q 2022 and 2Q 2021, respectively.

Income from associates, joint ventures and other investments9 for 2Q 2022 was $578 million as compared to $559 million for 1Q 2022 and $590 million in 2Q 2021. 2Q 2022 includes improved contribution from European investees (including $0.1 billion income for Acciaierie d'Italia arising from recognition of a deferred tax asset) offset by a lower contribution from AMNS Calvert5 and AMNS India4 .1Q 2022 also included the annual dividend from Erdemir in the amount of $117 million.

Net interest expense in 2Q 2022 was $53 million as compared to $51 million in 1Q 2022 and lower than $76 million in 2Q 2021, reflecting savings following the repayment of bonds and liability management.

Foreign exchange and other net financing losses in 2Q 2022 were $183 million as compared to losses of $140 million in 1Q 2022 and $233 million in 2Q 2021. 2Q 2022 includes foreign exchange loss of $152 million compared to $46 million in 1Q 2022 and $29 million in 2Q 2021. 2Q 2021 included $130 million related to premium paid for early redemption of bonds.

ArcelorMittal recorded an income tax expense of $826 million (including deferred tax benefit of $74 million) in 2Q 2022 as compared to an income tax expense of $555 million (including deferred tax benefit of $140 million) in 1Q 2022. Income tax expense was higher in 2Q 2022 as compared to 1Q 2022 due to different geographical mix of income, with higher profitability in Brazil and NAFTA regions where tax rates are high. Income tax expense in 2Q 2021 was $542 million (including deferred tax benefit of $226 million).

ArcelorMittal recorded net income for 2Q 2022 of $3,923 million as compared to net income for 1Q 2022 of $4,125 million, as compared to net income of $4,005 million for 2Q 2021. ArcelorMittal's basic earnings per common share for 2Q 2022 was stable at $4.25 as compared to $4.28 in 1Q 2022 and +22.3% higher than $3.47 in 2Q 2021 due to ongoing share buyback programs.

Analysis of segment operations2, 11

NAFTA

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Sales	3,653	3,760	3,242	7,413	5,778
Operating income	817	1,054	675	1,871	936
Depreciation	(93)	(93)	(71)	(186)	(142)
EBITDA	910	1,147	746	2,057	1,078
Crude steel production (kt)	2,043	2,077	2,272	4,120	4,447
Steel shipments * (kt)	2,453	2,456	2,590	4,909	5,101
Average steel selling price (US$/t)	1,317	1,322	1,062	1,319	957

* NAFTA steel shipments reported figures include shipments sourced by NAFTA from Group subsidiaries and sold to the Calvert JV that are eliminated on consolidation.

NAFTA segment crude steel production decreased by -1.6% to 2.0Mt in 2Q 2022, as compared to 2.1Mt in 1Q 2022. As compared to 2Q 2021, crude steel production in 2Q 2022 declined -10.1% due to the impact from labour actions in Mexico and maintenance in Canada.

Steel shipments in 2Q 2022 were stable at 2.5Mt, as compared 1Q 2022, and declined by -5.3% as compared to 2Q 2021.

Sales in 2Q 2022 decreased by -2.8% to $3.7 billion, as compared to $3.8 billion in 1Q 2022. Sales increased by +12.7% in 2Q 2022 as compared to $3.2 billion in 2Q 2021 primarily on account of higher average steel selling prices (+24.1%) offset in part by lower steel shipment volumes.

Operating income in 2Q 2022 declined -22.5% to $817 million as compared to $1,054 million in 1Q 2022 and +20.9% higher as compared to $675 million in 2Q 2021.

EBITDA in 2Q 2022 of $910 million was -20.7% lower as compared to $1,147 million in 1Q 2022, primarily due to a negative price-cost effect and impact from the labour action in Mexico ($0.1 billion). EBITDA in 2Q 2022 was higher as compared to $746 million in 2Q 2021 mainly due to a positive price-cost effect offset in part by lower steel shipments.

Brazil18

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Sales	3,986	3,366	3,263	7,352	5,798
Operating income	1,201	674	1,028	1,875	1,742
Depreciation	(71)	(58)	(56)	(129)	(109)
EBITDA	1,272	732	1,084	2,004	1,851
Crude steel production (kt)	3,085	3,040	3,150	6,125	6,184
Steel shipments (kt)	3,003	3,037	2,964	6,040	5,832
Average steel selling price (US$/t)	1,234	1,039	1,038	1,136	939

Brazil segment crude steel production increased by +1.5% to 3.1Mt in 2Q 2022 as compared to 3.0Mt in 1Q 2022 and 3.2Mt in 2Q 2021.

Steel shipments of 3.0Mt in 2Q 2022 were broadly stable as compared to 1Q 2022, but with higher domestic mix, and +1.3% higher as compared to 2Q 2021.

Sales in 2Q 2022 increased by +18.4% to $4.0 billion as compared to $3.4 billion in 1Q 2022, primarily due to +18.7% increase in average steel selling prices, with prices higher in both domestic and export markets. Sales in 2Q 2022 were 22.1% higher than $3.3 billion at 2Q 2021 primarily on account of higher average steel selling prices (+18.9%).

Operating income in 2Q 2022 of $1,201 million was higher as compared to $674 million in 1Q 2022 and $1,028 million in 2Q 2021.

EBITDA in 2Q 2022 increased by +73.8% to $1,272 million as compared to $732 million in 1Q 2022, primarily due to a positive price-cost effect as well as a gain of $0.2 billion related to Pis/Cofins tax credits from prior years for scrap purchases20. EBITDA in 2Q 2022 was higher than $1,084 million in 2Q 2021.

Europe

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Sales	13,449	13,043	10,672	26,492	20,027
Operating income	2,063	2,081	1,262	4,144	1,861
Depreciation	(326)	(326)	(316)	(652)	(615)
EBITDA	2,389	2,407	1,578	4,796	2,476
Crude steel production (kt)	8,261	8,689	9,386	16,950	19,083
Steel shipments (kt)	7,967	8,334	8,293	16,301	17,306
Average steel selling price (US$/t)	1,292	1,218	948	1,254	878

Europe segment crude steel production declined by -4.9% to 8.3Mt in 2Q 2022 as compared to 8.7Mt in 1Q 2022 and -12.0% lower as compared to 2Q 2021. Production was down 2Q 2022 as compared to 1Q 2022 on account of a planned reline in Eisenhüttenstadt and an adjustment of production to lower demand. These same factors and the additional impact of responses to higher energy prices led to a -10.6% decline in 2Q 2022 as compared to 2Q 2021 on a scope adjusted basis17.

Steel shipments declined by -4.4% to 8.0Mt in 2Q 2022 as compared to 8.3Mt in 1Q 2022 and was -3.9% lower as compared to 8.3Mt in 2Q 2021 primarily due to a slowdown in demand. Adjusted for the ArcelorMittal Italia deconsolidation, shipments in 2Q 2022 were -2.6% lower as compared to 2Q 2021.

Sales in 2Q 2022 increased by +3.1% to $13.4 billion, as compared to $13.0 billion in 1Q 2022, primarily due to +6.1% higher average selling prices. Sales were significantly higher than 2Q 2021, and includes the positive impact of automotive contract price resets.

Operating income in 2Q 2022 was $2,063 million as compared to $2,081 million in 1Q 2022 and higher than $1,262 million in 2Q 2021.

EBITDA in 2Q 2022 of $2,389 million decreased by -0.8%, as compared to $2,407 million in 1Q 2022, with the impacts of lower steel shipments and a negative translation effect due to USD appreciation largely being offset by a positive price-cost effect. EBITDA in 2Q 2022 increased significantly as compared to $1,578 million in 2Q 2021 primarily due to a positive price-cost effect, including the impact of contract pricing resets, offset in part by lower steel shipment volumes and a negative translation effect, as above.

ACIS

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Sales	1,484	2,086	2,768	3,570	4,896
Operating income	43	280	923	323	1,458
Depreciation	(106)	(105)	(110)	(211)	(220)
EBITDA	149	385	1,033	534	1,678
Crude steel production (kt)	1,261	2,452	2,975	3,713	5,658
Steel shipments (kt)	1,218	2,071	2,801	3,289	5,396
Average steel selling price (US$/t)	925	855	806	881	729

ACIS segment crude steel production in 2Q 2022 was -48.6% lower at 1.3Mt as compared to 2.5Mt in 1Q 2022 primarily due to the ongoing reduction of production in Ukraine15 and the impacts from a 2-week labour action and logistic issues in South Africa.

One of the three blast furnaces in Ukraine, blast furnace No.6 which is approximately 20% of Kryvyi Rih capacity, was restarted on April 11, 2022. Iron ore production has been steadily increased to ~55% capacity in 2Q 2022.

Steel shipments in 2Q 2022 decreased by -41.2% to 1.2Mt as compared to 2.1Mt in 1Q 2022 and were lower by -56.5% as compared to 2Q 2021, mainly due to lower production as discussed above.

Sales in 2Q 2022 decreased by -28.9% to $1.5 billion as compared to $2.1 billion in 1Q 2022, primarily due to lower steel shipments offset in part by +8.2% higher average steel selling prices.

Operating income in 2Q 2022 was significantly lower at $43 million (impacts discussed above) as compared to $280 million in 1Q 2022 and $923 million in 2Q 2021.

EBITDA of $149 million in 2Q 2022 was -61.3% lower as compared to $385 million in 1Q 2022, primarily due to lower steel shipments and higher costs including labour action and logistic issues in ArcelorMittal South Africa ($0.1 billion). EBITDA in 2Q 2022 was lower as compared to $1,033 million in 2Q 2021 due to lower steel shipments (down 1.6Mt).

Mining

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Sales	1,005	933	889	1,938	2,068
Operating income	463	511	508	974	1,287
Depreciation	(64)	(56)	(56)	(120)	(115)
EBITDA	527	567	564	1,094	1,402

Iron ore production (Mt)	7.3	6.9	4.9	14.2	12.2
Iron ore shipment (Mt)	7.5	6.7	4.6	14.2	12.0

Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Iron ore production increased in 2Q 2022 by +5.2% to 7.3Mt as compared to 6.9Mt in 1Q 2022 and was +49.3% higher as compared to 2Q 2021. Higher production in 2Q 2022 was primarily due to recovery of production in AMMC following seasonally lower production driven by severe weather conditions in the prior quarter. 2Q 2021 production was significantly lower primarily due to the impact of a 4-week labour action at AMMC6.

Iron ore shipments increased in 2Q 2022 by +12.5% to 7.5Mt as compared to 6.7Mt in 1Q 2022, primarily driven by improved shipments at AMMC (following seasonality and associated logistics issues in 1Q 2022). 2Q 2022 iron ore shipments increased by +66.3% as compared to 2Q 2021 for the reasons discussed above.

Operating income in 2Q 2022 was $463 million as compared to $511 million in 1Q 2022 and $508 million in 2Q 2021.

EBITDA in 2Q 2022 decreased by -7.0% to $527 million as compared to $567 million in 1Q 2022, largely reflecting the effect of lower iron ore reference prices (-2.7%), lower market premia for higher quality products, and higher freight costs offset in part by higher shipments (+12.5%). EBITDA in 2Q 2022 was lower as compared to $564 million in 2Q 2021, primarily due to lower iron ore reference prices (-31.2%), and higher freight costs offset in part by higher shipments (+66.3%).

Joint ventures

ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers the Calvert (50% equity interest) and AMNS India (60% equity interest) joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.

Calvert5

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Production (100% basis) (kt)*	1,127	1,124	1,234	2,251	2,495
Steel shipments (100% basis) (kt)**	1,123	1,171	1,155	2,294	2,292
EBITDA (100% basis)***	261	327	270	588	424

* Production: all production of the hot strip mill including processing of slabs on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel slabs.

** Shipments: including shipments of finished products processed on a hire work basis for ArcelorMittal group entities and third parties, including stainless steel products.

*** EBITDA of Calvert presented here on a 100% basis as a stand-alone business and in accordance with the Company's policy, applying the weighted average method of accounting for inventory.

Calvert’s hot strip mill ("HSM") production during 2Q 2022 totaled 1.1Mt, stable as compared to 1.1Mt in 1Q 2022 and -8.7% lower than 1.2Mt in 2Q 2021.

Steel shipments in 2Q 2022 were -4.1% below 1Q 2022 due to weaker demand.

EBITDA*** during 2Q 2022 of $261 million was -20.2% lower than $327 million in 1Q 2022 primarily on account of lower pricing with the falling CRU index prices in February and March 2022 impacting non-contract volumes of 2Q 2022.

AMNS India4

(USDm) unless otherwise shown	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Crude steel production (100% basis) (kt)	1,668	1,730	1,831	3,398	3,655
Steel shipments (100% basis) (kt)	1,511	1,732	1,718	3,243	3,418
EBITDA (100% basis)	365	470	607	835	1,010

Crude steel production in 2Q 2022 decreased by -3.6% to 1.7Mt as compared to 1Q 2022. Crude steel production in 2Q 2022 decreased by -8.9% as compared to 1.8Mt in 2Q 2021 on account of maintenance.

Steel shipments in 2Q 2022 declined by -12.8% to 1.5Mt as compared to 1.7Mt in 1Q 2022 and 2Q 2021 on account of lower production as well as lower demand.

EBITDA during 2Q 2022 of $365 million was -22.3% lower compared to $470 million in 1Q 2022, due to lower shipments and lower pellet contribution following the introduction of the export duty during the quarter.

Liquidity and Capital Resources

Net cash provided by operating activities for 2Q 2022 was $2,554 million as compared to $2,034 million in 1Q 2022 and $2,312 million in 2Q 2021. Net cash provided by operating activities in 2Q 2022 includes a working capital investment of $1,008 million as compared to investments of $2,047 million in 1Q 2022 and $1,901 million in 2Q 2021. 2Q 2022 working capital requirements were driven by relatively robust finished steel prices and elevated raw material prices. Based on current market conditions, the Company expects a working capital release in 2H 2022.

Capex in 2Q 2022 of $655 million compared with $529 million in 1Q 2022 and $569 million in 2Q 2021. FY 2022 capex guidance has been reduced by $0.3 billion to $4.2 billion (from $4.5 billion previous guidance) implying 2H 2022 capex of ~$3.0 billion. The reduction in capex guidance reflects timing of cash capex, with slightly delayed capex on strategic projects14 in Brazil and lower activity including Ukraine.

Net cash used in other investing activities in 2Q 2022 was $886 million (primarily related to the acquisition of an 80% shareholding in voestalpine’s world-class Hot Briquetted Iron (‘HBI’) plant located in Corpus Christi, Texas), as compared to $77 million in 1Q 2022 and compared to net cash provided by other investing activities of $687 million in 2Q 2021 primarily related to $0.7 billion cash received from the sale of 38.2 million Cleveland Cliffs shares.

Net cash used in financing activities in 2Q 2022 was $1,651 million as compared to $185 million in 1Q 2022 and $3,780 million in 2Q 2021. In 2Q 2022, ArcelorMittal signed a Schuldschein loan agreement for a total amount of €725 million, which was more than offset by a reduction in commercial paper outstanding, the repurchase of 46.8 million shares for a total value of $1.5 billion and total dividends of $498 million ($332 million paid to ArcelorMittal shareholders and $166 million primarily paid to minority shareholders of AMMC). In 1Q 2022, net cash used in financing activities included an inflow from commercial paper portfolio offset by the reimbursement of an outstanding bond paid at maturity and repurchase of 18.3 million shares for a total value of $569 million (of which $65 million was settled in early April 2022). In 2Q 2021, net cash used in financing activities included an outflow of $2.2 billion primarily related to various bond repurchases, share buybacks and dividends.

Gross debt increased to $8.8 billion as of June 30, 2022, as compared to $8.7 billion as of March 31, 2022 and $8.4 billion as of December 31, 2021. Net debt increased by $1.0 billion to $4.2 billion as of June 30, 2022 as compared to $3.2 billion as of March 31, 2022 and increased by $0.2 billion from $4.0 billion as of December 31, 2021.

As of June 30, 2022, and March 31, 2022, the Company had liquidity of $10.1 billion and $11.1 billion, respectively. June 30, 2022 liquidity consisted of cash and cash equivalents of $4.6 billion (March 31, 2022 cash and cash equivalents of $5.6 billion) and $5.5 billion of available credit lines7. As of June 30, 2022, the average debt maturity was 5.8 years.

Key recent developments

●	On July 28, 2022, ArcelorMittal announced it has signed an agreement with the shareholders of Companhia Siderúrgica do Pecém (‘CSP’) to acquire CSP for an enterprise value of approximately $2.2 billion. Transaction closing is subject to certain corporate and regulatory approvals, including CADE (Brazilian antitrust) approval which is expected by late 2022.

CSP is a world-class operation, producing high-quality slab at a globally competitive cost. CSP’s state-of-the-art steel facility in the state of Ceará in northeast Brazil was commissioned in 2016 and produced its first slabs in June of that year. It operates a three million tonne capacity blast furnace and has access via conveyors to the Port of Pecém, a large scale, deep water port located 10 kilometers from the plant. CSP operates within Brazil’s first Export Processing Zone, and benefits from various tax incentives including a low corporate income tax rate.

The acquisition brings several strategic benefits to ArcelorMittal, including the potential to:

●	Expand the Company’s position in the high-growth Brazilian steel industry.

●	Capitalise on the significant planned third-party investment to form a clean electricity and green hydrogen hub in Pecém.

●	Add 3 million tonnes of high-quality and cost-competitive slab capacity, with the potential to supply slab intra-group or to sell into North and South America.

●	Allow for further expansions by the Company, such as the option to add primary steelmaking capacity (including direct reduced iron) and rolling and finishing capacity.

●	Capture over $50 million of identified synergies, including SG&A, procurement and process optimization.

The state of Ceará has ambitions to develop a low-cost green hydrogen hub. The Pecém Green Hydrogen Hub, a partnership between the Pecém Complex and Linde, a leading global industrial gases and engineering company, is a large-scale green hydrogen project at the Port of Pecém which is targeting to produce up to 5GW of renewable energy and 900 kt/y of green hydrogen in a series of phases. The first phase, which the partnership currently expects to be completed over the course of the next five years, targets the construction of 100-150MW of renewable energy capacity.

●	On July 21, 2022, ArcelorMittal and automotive supplier Gestamp announced that they have successfully trialed the use of low-carbon emissions steel for use in car parts that will ultimately be used in the production of vehicles in Europe. The two companies have signed an agreement to strengthen cooperation on sustainability, specifically in the production of low-carbon emissions steel parts and are working closely to ensure that ArcelorMittal’s steel meets all Gestamp’s technical requirements. Using Usibor® 1500 made with XCarb® recycled and renewably produced substrate, Gestamp has successfully trialed the first parts (such as a car’s tunnel, and seat reinforcements) in press-hardenable steel, which is ultra high-strength and therefore enables car manufacturers to achieve excellent weight reductions across the vehicle. XCarb® recycled and renewably produced is a decarbonized product made with a very high proportion of recycled steel in an EAF and 100% renewable electricity. The steel used by Gestamp has a carbon footprint that is almost 70% lower than the same product made without XCarb® recycled and renewable steel.

●	On July 1, 2022, ArcelorMittal announced that following receipt of customary regulatory approvals, it had completed the acquisition of an 80% shareholding in voestalpine’s Hot Briquetted Iron (‘HBI’) plant located near Corpus Christi, Texas on June 30, 2022. The acquisition, announced in April 2022, values the Corpus Christi operations at $1 billion. The state-of-the-art plant is one of the largest of its kind in the world. It has an annual capacity of two million tonnes of HBI, which is a premium, compacted form of Direct Reduced Iron (‘DRI’) developed to overcome issues associated with shipping and handling DRI. The transaction enhances ArcelorMittal’s ability to produce the high-quality input materials required for low-carbon emissions steelmaking, and reinforces the Company’s position as a world leader in DRI production. In parallel with the transaction, ArcelorMittal signed a long-term offtake agreement with voestalpine to supply an annual volume of HBI commensurate to voestalpine’s equity stake. Any future development of the site will be 100% owned by ArcelorMittal. The remaining balance of production will be delivered to third parties, and to ArcelorMittal facilities, including to AM/NS Calvert in Alabama, upon the commissioning of its 1.5 million tonne EAF.

●	On June 9, 2022, ArcelorMittal announced that it had completed the US$1 billion share buyback program it had announced on May 5, 2022 under the authorization given by the annual general meeting of shareholders of May 4, 2022. By market close on 8 June 2022, ArcelorMittal had repurchased 33,349,597 shares for a total value of €942,577,580.32 (equivalent to $1 billion at an approximate average price per share of €28.26. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.

●	On June 1, 2022, ArcelorMittal and the government of Spain signed an agreement in which the government has pledged its financial support for the decarbonization of the company’s steelmaking sites in Asturias and in Sestao, in the Basque Country. The funding, which is part of the government’s Recovery and Resilience Plan, will support the construction of an electric arc furnace and DRI plant in Gijón, which are crucial to the cmpany’s CO2 emissions reduction goals in Europe. The implementation of this project represents the first step of the company’s decarbonization journey in Asturias. In order to implement the described transformation of the site in Asturias, an application has been submitted under the EU’s CEEAG framework, and is awaiting approval from the European Commission before the project can proceed.

●	On May 25, 2022, ArcelorMittal launched the XCarb™ Accelerator Programme to support breakthrough technology start-up and drive decarbonization. Breakthrough technology start-ups worldwide have been invited to submit applications to compete for investment from ArcelorMittal’s XCarb™ Innovation Fund, which aims to invest up to $100 million annually in such transformative technologies, and access to ArcelorMittal’s advice and expertise in innovation, research and development, technology commercialization and business mentorship.

●	On May 24, 2022, ArcelorMittal announced that it had achieved ResponsibleSteel™ certification for its Asturias Cluster in Spain and ArcelorMittal Méditerranée in France – the company’s first sites to be certified in both France and Spain.

●	On May 18, 2022, ArcelorMittal announced that 60 million treasury shares had been cancelled to keep the number of treasury shares the Company holds within appropriate levels. As a result of this cancellation, ArcelorMittal has 877,809,772 shares in issue (compared to 937,809,772 before the cancellation).

Cost improvement plan

In February 2022, the Company had announced a new 3-year $1.5 billion value plan focused on creating value through well-defined commercial and operational initiatives (excluding the impact of strategic projects which are followed separately). The plan includes commercial initiatives, including volume/mix improvements and operational improvements (primarily in variable costs). The plan is of strategic importance and aims at protecting the EBITDA potential of the business from the rising inflationary pressures that are being faced by the Company. The Company believes that improving its relative competitive position vis-a-vis its peers can support sustainably higher profits.

Capital return

Following the completion of its previously announced buyback plans, the Company announces a new buyback program to purchase a further 60 million shares (~$1.4 billion at current share price) to be completed by the end of May 2023. This is the maximum shares purchasable under current shareholder authorization.

Outlook

Inflationary pressures have escalated during 1H 2022 presenting significant headwinds to economic activity. The impacts on consumer and business confidence are leading to a slowdown in real demand, which has been exacerbated by destocking activity, resulting in apparent demand below real demand levels and a normalization of steel spreads.

The potential for energy supply restrictions presents a clear but, as yet, uncertain risk to economic activity in Europe.

The Company highlights the potential downside risks to the demand forecasts presented at 1Q 2022 results, particularly to the forecast demand for Europe, given gas supply risks, and China given the impact of COVID-related lockdowns. ArcelorMittal is well positioned to navigate the uncertainties around European gas supply given its predominantly blast furnace based capacity across multiple sites in 9 EU countries.

The longer-term fundamental outlook for steel is positive. China’s focus on decarbonization and removal of VAT-rebates on steel exports are encouraging; so too are the actions taken by governments to protect against the threats of unfair trade. And we know that steel will play a critical and vital role in the transition to a decarbonized and circular economy – there is no substitute.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
ASSETS
Cash and cash equivalents	4,565	5,570	4,371
Trade accounts receivable and other	5,931	6,353	5,143
Inventories	23,303	22,171	19,858
Prepaid expenses and other current assets	7,189	6,487	5,567
Total Current Assets	40,988	40,581	34,939

Goodwill and intangible assets	4,307	4,564	4,425
Property, plant and equipment	29,542	30,161	30,075
Investments in associates and joint ventures	10,992	10,888	10,319
Deferred tax assets	7,974	8,018	8,147
Other assets[10]	3,223	3,287	2,607
Total Assets	97,026	97,499	90,512

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,719	2,413	1,913
Trade accounts payable and other	16,736	16,200	15,093
Accrued expenses and other current liabilities	6,514	7,491	7,161
Total Current Liabilities	25,969	26,104	24,167

Long-term debt, net of current portion	6,069	6,309	6,488
Deferred tax liabilities	2,489	2,494	2,369
Other long-term liabilities	6,053	6,397	6,144
Total Liabilities	40,580	41,304	39,168

Equity attributable to the equity holders of the parent	53,992	53,798	49,106
Non-controlling interests	2,454	2,397	2,238
Total Equity	56,446	56,195	51,344
Total Liabilities and Shareholders’ Equity	97,026	97,499	90,512

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Six months ended
In millions of U.S. dollars unless otherwise shown	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Sales	22,142	21,836	19,343	43,978	35,536
Depreciation (B)	(669)	(647)	(620)	(1,316)	(1,221)
Operating income (A)	4,494	4,433	4,432	8,927	7,073
Operating margin %	20.3%	20.3%	22.9%	20.3%	19.9%

Income from associates, joint ventures and other investments	578	559	590	1,137	1,043
Net interest expense	(53)	(51)	(76)	(104)	(167)
Foreign exchange and other net financing (loss)	(183)	(140)	(233)	(323)	(427)
Income before taxes and non-controlling interests	4,836	4,801	4,713	9,637	7,522
Current tax expense	(900)	(695)	(768)	(1,595)	(1,337)
Deferred tax benefit	74	140	226	214	391
Income tax expense (net)	(826)	(555)	(542)	(1,381)	(946)
Income including non-controlling interests	4,010	4,246	4,171	8,256	6,576
Non-controlling interests income	(87)	(121)	(166)	(208)	(286)
Net income attributable to equity holders of the parent	3,923	4,125	4,005	8,048	6,290

Basic earnings per common share ($)	4.25	4.28	3.47	8.53	5.40
Diluted earnings per common share ($)	4.24	4.27	3.46	8.51	5.39

Weighted average common shares outstanding (in millions)	924	964	1,154	944	1,165
Diluted weighted average common shares outstanding (in millions)	926	966	1,157	946	1,168

OTHER INFORMATION
EBITDA (C = A-B)	5,163	5,080	5,052	10,243	8,294
EBITDA Margin %	23.3%	23.3%	26.1%	23.3%	23.3%

Total group iron ore production (Mt)	12.0	12.0	11.2	24.0	24.5
Crude steel production (Mt)	14.6	16.3	17.8	30.9	35.4
Steel shipments (Mt)	14.4	15.3	16.1	29.7	32.6

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Six Months ended
In millions of U.S. dollars	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Operating activities:
Income attributable to equity holders of the parent	3,923	4,125	4,005	8,048	6,290
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	87	121	166	208	286
Depreciation	669	647	620	1,316	1,221
Income from associates, joint ventures and other investments	(578)	(559)	(590)	(1,137)	(1,043)
Deferred tax benefit	(74)	(140)	(226)	(214)	(391)
Change in working capital	(1,008)	(2,047)	(1,901)	(3,055)	(3,535)
Other operating activities (net)	(465)	(113)	238	(578)	481
Net cash provided by operating activities (A)	2,554	2,034	2,312	4,588	3,309
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(655)	(529)	(569)	(1,184)	(1,188)
Other investing activities (net)	(886)	(77)	687	(963)	1,574
Net cash (used in) / provided by investing activities	(1,541)	(606)	118	(2,147)	386
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	389	379	(2,232)	768	(2,856)
Dividends paid to ArcelorMittal shareholders	(332)	—	(284)	(332)	(284)
Dividends paid to minorities (C)	(166)	(12)	(17)	(178)	(82)
Share buyback	(1,496)	(504)	(997)	(2,000)	(1,647)
Lease payments and other financing activities (net)	(46)	(48)	(250)	(94)	(299)
Net cash used in financing activities	(1,651)	(185)	(3,780)	(1,836)	(5,168)
Net (decrease) / increase in cash and cash equivalents	(638)	1,243	(1,350)	605	(1,473)
Cash and cash equivalents transferred from assets held for sale	—	—	10	—	3
Effect of exchange rate changes on cash	(367)	4	47	(363)	(59)
Change in cash and cash equivalents	(1,005)	1,247	(1,293)	242	(1,529)

Free cash flow (D=A+B+C)	1,733	1,493	1,726	3,226	2,039

Appendix 1: Product shipments by region1

(000‘kt)	2Q 22	1Q 22	2Q 21	1H 22	1H 21
Flat	1,800	1,811	1,896	3,611	3,718
Long	748	657	794	1,405	1,579
NAFTA	2,453	2,456	2,590	4,909	5,101
Flat	1,643	1,747	1,599	3,390	3,112
Long	1,380	1,309	1,381	2,689	2,751
Brazil	3,003	3,037	2,964	6,040	5,832
Flat	5,705	5,953	5,751	11,658	12,364
Long	2,146	2,275	2,404	4,421	4,694
Europe	7,967	8,334	8,293	16,301	17,306
CIS	730	1,405	2,097	2,135	4,132
Africa	492	667	703	1,159	1,263
ACIS	1,218	2,071	2,801	3,289	5,396

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures1,2

(USDm)	2Q 22	1Q 22	2Q 21	1H 22	1H 21
NAFTA	115	87	73	202	147
Brazil	123	90	91	213	139
Europe	211	187	235	398	578
ACIS	107	90	120	197	214
Mining	92	70	43	162	97
Total	655	529	569	1,184	1,188

Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects14,19

The following tables summarize the Company’s principal growth and optimization projects involving significant capex.

For projects in which the targeted addition to EBITDA is indicated, such amount is based on numerous assumptions as to selling prices and input costs in particular.

Completed projects

Segment	Site / unit	Project	Capacity / details	Key date / completion
NAFTA	ArcelorMittal Mexico	New hot strip mill	Production capacity of 2.5Mt/year	2021 (a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot strip mill modernization	Replace existing three end of life coilers with two state of the art coilers and new runout tables	1H 2022 (b)

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	ArcelorMittal Dofasco (Canada)	#5 CGL conversion to AluSi®	Addition of up to 160kt/year Aluminum Silicon (AluSi®) coating capability to #5 Hot-Dip Galvanizing Line for the production of Usibor® steels	2H 2022 (c)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	4Q 2023 (d)
Mining	Liberia mine	Phase 2 premium product expansion project	Increase production capacity to 15Mt/year	4Q 2023/under review (e)
NAFTA	Las Truchas mine (Mexico)	Revamping and capacity increase to 2.3MT	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3 Mt/year) with DRI concentrate grade capability	2H 2023 (f)
Brazil	Serra Azul mine	4.5Mtpa direct reduction pellet feed plant	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	2H 2023 (g)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.0Mt/year; Sinter feed capacity of 2.25Mt/year	2H 2024 (h)
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	Pellet Plant	Facilities to produce 5.0Mtpa pellets, replacing two existing sinter plants ensuring environmental compliance and improving productivity	On hold/ under review (i)
Brazil	Barra Mansa	Section mill	Increase capacity of HAV bars and sections by 0.4Mt/pa	1Q 2024 (j)
Others	Andhra Pradesh (India)	Renewable energy project	975 MW of nominal capacity solar and wind power	1H 2024 (k)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3Mt and significantly enhance the proportion of higher added-value products in its product mix. The main investment is the construction of a new hot strip mill which will (after full ramp up) enable ArcelorMittal Mexico to produce c.2.5Mt of flat rolled steel, long steel c.1.5Mt and the remainder made up of semi-finished slabs. Coils from the hot strip mill are supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017, and the first coils were produced at the end of 2021. Ramp up now underway and on track to reach ca. 60% capacity in 2H’22. Current expected EBITDA benefit in 2022 of ~$0.1 billion. The project is estimated to add approximately $250 million in EBITDA on full completion and post ramp up. The hot skin pass mill (HSPM) first coil was produced at the end of 1H 2022. In addition to the HSM project, a push pull pickling line (PPPL) is to be constructed to capture additional domestic volume through hot rolled pickled and oiled products. The PPPL will have a capacity of up to 0.75Mtpa, and the first pickled and oiled coils are expected to be produced by 2H 2024.

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system was upgraded and includes innovative power cooling technology to improve product capability. The project was completed in 1H 2022 with all equipment fully operating. The project is estimated to add >$25 million of EBITDA on full completion and post ramp up.

c) Investment to replace #5 Hot-Dip Galvanizing Line Galvanneal coating capability with 160kt/year Aluminum Silicon (AluSi®) capability for the production of ArcelorMittal’s patented Usibor® Press Hardenable Steel for automotive structural and safety components. With the investment, ArcelorMittal Dofasco will become the only Canadian producer of AluSi® coated Usibor®. This investment complements additional strategic North America developments, including a new EAF and caster at Calvert in the US and a new hot strip mill in Mexico, and will allow to capitalize on increasing Auto Aluminized PHS demand in North America. The project is expected to be completed in 2022, with the first coil planned for 2H 2022. The project is estimated to add >$40 million of EBITDA on full completion and post ramp up.

d) In February 2021, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.35 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Civil and steel structure erection works at Combiline building is ongoing. Equipment erection at Acid Regeneration Plant #2 is progressing.

The project is expected to be completed in 4Q 2023 and estimated to add >$0.1 billion of EBITDA on full completion and post ramp up.

e) ArcelorMittal Liberia has been operating 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15Mtpa of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. On September 10, 2021, ArcelorMittal signed with the Government of the Republic of Liberia an amendment to its Mineral Development Agreement which is currently under the legislative ratification process. Detailed construction design is well advanced. Main civil works contract progressing to plan, whilst tenders for key construction contracts and remaining equipment are underway. Under this project, first concentrate product is expected in late 2023, ramping up to 15Mtpa thereafter. The capex required to conclude the project, previously estimated at approximately $0.8 billion, is under review given impacts of inflation and enlarged scope. Under the agreement, the Company has further expansion opportunities up to 30Mtpa. Other users may be allowed to invest for additional rail capacity. The project is estimated to add approximately $250 million of EBITDA on full completion and post ramp up.

f) ArcelorMittal Mexico is investing ~$150 million to increase pellet feed production by 1Mtpa to 2.3Mtpa and improve concentrate grade in Las Truchas. This project will enable concentrate production to the blast furnace (BF) route (2.0Mtpa) and DRI route (0.3Mtpa) for a total of 2.3Mtpa. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. All equipment purchase orders were placed and construction phase in approval process to start with civil construction of main buildings. Production start-up is estimated in 2H 2023 and estimated to add approximately $50 million of EBITDA on full completion and post ramp up.

g) Approximately $350 million investment at Serra Azul (Brazil) to construct facilities to produce 4.5Mtpa of DRI quality pellet feed to primarily supply ArcelorMittal Mexico steel operation. The project will allow to mine the compact itabirite iron ore. Environmental and operations licenses have been cleared. Detailed engineering is ongoing, earthworks have begun and procurement of main equipment is nearing completion. Civil works of auxiliary buildings completed. Project start-up is estimated in 2H 2023. The project is estimated to add ~$100 million of EBITDA on full completion and post ramp up.

h) The Monlevade upstream expansion project consisting of the sinter plant, blast furnace and meltshop has recommenced in late 2021, following the anticipated improvement in Brazil domestic market. Detailed engineering is ongoing. Piling, civil works and erection to be started. The project is estimated to be completed in 2H 2024 with a capex requirement of approximately $0.5 billion. The project is estimated to add >$0.2 billion of EBITDA on full completion and post ramp up.

i) Investment in ArcelorMittal Kryvyi Rih to build a 5.0Mtpa pellet plant which, together with the ongoing modernization of Sinter Plant 2, will ensure that all sinter operations in Kryvyi Rih are compliant with dust emissions environmental regulations and will enable cost reduction, quality and productivity improvement. In addition, the project will enable a CO2 footprint improvement by 750kt CO2/yr. First pellet was initially expected to be produced in 4Q 2023 with a capex requirement of approximately $0.3 billion; however the project is on hold and has been suspended with the revised completion date and budget dependent on when the project can be effectively resumed due to the Russian invasion of Ukraine. The project is estimated to add approximately $70 million in EBITDA on full completion and post ramp up.

j) ~$0.25 billion investment in sections mill at Barra Mansa (Brazil) with 400ktpa production capacity. The aim of the project is to deliver higher added value products (HAV) (Merchant Bar and Special Bars) to increase domestic market share in HAV products and to enhance profitability. Main equipment is contracted, disassembling of old mill to open space for the new equipment ongoing. The project commenced in 2022 and is expected to be completed by 1Q 2024. The project is estimated to add $0.1 billion of EBITDA on full completion and post ramp up.

k) This $0.6 billion investment, combining solar and wind power, will be supported by Greenko’s hydro pumped storage project, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. Greenko will design, construct and operate the facilities in Andhra Pradesh, Southern India. AMNS India will enter into a 25 year off-take agreement with ArcelorMittal to purchase 250 MW of renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5Mt per year. The project commissioning is expected by mid-2024 and estimated to add $70 million of EBITDA (excluding savings at AMNS India) upon completion. The Company is studying the option to develop a second phase which would double the installed capacity.

Appendix 3: Debt repayment schedule as of June 30, 2022

(USD billion)	2022	2023	2024	2025	2026	>2026	Total
Bonds	—	1.2	0.8	0.9	0.4	1.7	5.0
Commercial paper	0.9	—	—	—	—	—	0.9
Other loans	0.5	0.3	0.3	0.6	0.1	1.1	2.9
Total gross debt	1.4	1.5	1.1	1.5	0.5	2.8	8.8

Appendix 4: Reconciliation of gross debt to net debt as of June 30, 2022

(USD million)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021
Gross debt	8,788	8,722	8,401
Less: Cash and cash equivalents	(4,565)	(5,570)	(4,371)
Net debt	4,223	3,152	4,030

Net debt / LTM EBITDA	0.2	0.1	0.2

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash, and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

Depreciation: refers to amortization and depreciation.

EPS: refers to basic or diluted earnings per share.

EBITDA: operating results plus depreciation, impairment items and if any, exceptional items.

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Foreign exchange and other net financing income / (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders

Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals.

Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Mt: refers to million metric tonnes.

Net debt: long-term debt and short-term debt less cash and cash equivalents.

Net debt/LTM EBITDA: refers to Net debt divided by EBITDA.

Net interest expense: includes interest expense less interest income.

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income.

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of Canada, Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions, and also includes Bosnia and Herzegovina captive iron ore mines. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa; and also includes the captive iron ore mines in Ukraine and iron ore and coal mines in Kazakhstan. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e., increased spread between steel prices and raw material costs) or negative effect (i.e., a squeeze or decreased spread between steel prices and raw material costs).

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

STIP: refers to short term incentive plan.

LTIP: refers to long term incentive plan.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes

1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF) and ratio of net debt/EBITDA which are non-GAAP financial/alternative performance measures as additional measures to enhance the understanding of its operating performance and evaluate the strength of its cash generating capacity and ability to service debt. The Company’s EBITDA objectives for certain capital expenditure projects are based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal also presents Equity book value per share and ROE, calculated as shown in footnotes to this press release. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal is no longer presenting adjusted net income / (loss) because there have been no adjustments in recent periods. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal’s financial information prepared in accordance with IFRS.

2.	Effective 2Q 2021, ArcelorMittal retrospectively amended its presentation of reportable segments. The results of each mine are accounted for within the steel segment that it primarily supplies. Summary of changes: NAFTA: all Mexico mines; Brazil: Andrade and Serra Azul mines; Europe: ArcelorMittal Prijedor mine (Bosnia and Herzegovina); ACIS: Kazakhstan and Ukraine mines; and Mining: only AMMC and Liberia iron ore mines.

3.	LTIF figures presented for 2Q 2022 of 0.67x, 1Q 2022 of 0.69x, and 0.89x for 2Q 2021 exclude ArcelorMittal Italia (which was deconsolidated as from 2Q 2021 onwards).

4.	AMNS India has plans to debottleneck operations (steel shop and rolling parts) and achieve capacity of 8.8Mt per annum and medium-term plans to expand and grow to 14Mt per annum and then to 18Mt per annum. The Thakurani mine is operating at full 5.5Mtpa capacity since 1Q 2021, while the second Odisha pellet plant was commissioned and started in September 2021, adding 6Mtpa for a total 20Mtpa of pellet capacity. In addition, in September 2021, AMNS India commenced operations at Ghoraburhani - Sagasahi iron ore mine in Odisha. The mine is set to produce 5.0Mtpa of high-quality iron ore in 2022 and gradually ramp up production to a rated capacity of 7.2Mtpa and contribute significantly to meeting AMNS India’s long-term raw material requirements. In March 2021, AMNS India signed a Memorandum of Understanding (“MoU”) with the Government of Odisha in view of building an integrated steel plant with a 12Mtpa capacity in Kendrapara district of state Odisha. A pre-feasibility study report was submitted to the state government in 3Q 2021, and AMNS India is currently engaging with the government for further studies and clearances.

5.	AMNS Calvert (“Calvert”) has plans to construct a new 1.5Mt EAF and caster to be completed 1H 2023. The joint venture is to invest $775 million. Option to add a further 1.5Mt EAF is being studied

6.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.

7.	On December 19, 2018, ArcelorMittal signed a $5.5 billion Revolving Credit Facility, with a five-year maturity plus two one-year extension options. During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. In December 2020, ArcelorMittal executed the second option to extend the facility, and the new maturity is now extended to December 19, 2025. On April 30, 2021, ArcelorMittal amended its $5.5 billion RCF to align with its sustainability and climate action strategy. As of June 30, 2022, the $5.5 billion revolving credit facility was fully available.

8.	XCarb™ is designed to bring together all of ArcelorMittal’s reduced, low and zero-carbon products and steelmaking activities, as well as wider initiatives and green innovation projects, into a single effort focused on achieving demonstrable progress towards carbon neutral steel. Alongside the new XCarb™ brand, we have launched three XCarb™ initiatives: the XCarb™ innovation fund, XCarb™ green steel certificates and XCarb™ recycled and renewably produced for products made via the Electric Arc Furnace route using scrap. The Company is offering green steel using a system of certificates (XCarb® green certificates). These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.
9.	In addition to the AMNS India and Calvert joint ventures, the Company has important investments in China that provide valuable dividend streams and growth optionality. VAMA, our 50:50 joint venture with Hunan Valin, is a state-of-the-art facility focused on rolling steel for high-demanding applications in particular automotive. The business is performing well and plans to expand the current capacity by 40% to 2Mtpa over the next 2 years, financed from its own resources. The investment will allow VAMA to broaden its product portfolio and further enhance its competitiveness. This will in turn enable VAMA to meet the growing demand of high value add solutions from the Chinese automotive / new energy vehicle (NEV) market and propel it to be among the top automotive steel players in China by 2025. ArcelorMittal also owns a 37% interest in China Oriental, one of the largest H-Beam producers in China which has recently upgraded its asset portfolio and benefits from a strong balance sheet position.

10.	Other assets include the main listed investment of Erdemir (12%) at market value of $688 million, $935 million and $885 million as of June 30, 2022, March 31, 2022 and December 31, 2021, respectively.

11.	Segment “Other & eliminations”, EBITDA result was a loss of $84 million in 2Q 2022, as compared to loss of $158 million in 1Q 2022 principally due to the decrease of the stock margin eliminations driven by the decrease during the quarter of the iron ore market price on intra-group stock sales between steel and mining businesses.

12.	Total steel shipments in 1H 2022 were 29.7Mt, -5.8% lower as compared with 31.5Mt in 1H 2021 on a scope adjusted basis. Total steel shipments in 2Q 2022 were 14.4Mt, -9.9% lower as compared with 16Mt in 2Q 2021 on a scope adjusted basis.

13.	Equity book value per share is calculated as the Equity attributable to the equity holders of the parent divided by diluted number of shares at the end of the period. 2Q 2022 total equity of $54.0 billion divided by 904 million diluted shares outstanding equals $60/sh. 1Q 2022 total equity of $53.8 billion divided by 949 million diluted shares outstanding equals $57/sh.

14.	Strategic capex envelope of $3.65 billion represents total to be spent on strategic projects (listed in Appendix 2b) in the period from 2021 to 2024. Specifically, $0.40 billion of the $3.65 billion has been spent through June 30, 2022. The various estimates in this press release of EBITDA benefit of these strategic capex projects are based on assumptions once projects are ramped up to capacity and assuming prices/spreads generally in line with the averages of the period 2015-2020 period.

15.	Blast furnace No.6 (approximately 20% of total Kryvyi Rih capacity), was restarted on April 11, 2022 (to resume low levels of pig iron production). Iron ore production has been steadily increased to ~55% capacity in 2Q 2022.

16.	ROE refers to “Return on Equity” which is calculated as trailing twelve-month net income attributable to equity holders of the parent divided by the average equity attributable to the equity holders of the parent over the period. 2Q 2022 ROE of 34% ($16.7 billion / $49.6 billion). 1Q 2022 ROE of 36% ($16.8 billion / $46.8 billion).

17.	On May 31, 2022, Acciaierie d’Italia Holding and Ilva signed an amendment to the Ilva lease agreement (with a conditional purchase obligation) to, among other changes, extend the longstop date for the fulfillment of the conditions precedent (and, therefore, the term of the lease of the Ilva business) by 2 years (until May 31, 2024). In parallel, the ArcelorMittal group and Invitalia signed an amendment to their investment agreement to extend the latest date for the second equity injection to May 31, 2024 (to coincide with the latest date for the fulfillment of the conditions precedent for the purchase of the Ilva business assets) and to reflect certain other circumstances. This amendment to the investment agreement confirms Acciaierie d’Italia Holding’s ownership and governance structure until May 2024.

18.	On March 30, 2022 Votorantim exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim S.A.’s long steel business in Brazil in 2018, which became a wholly-owned subsidiary of ArcelorMittal Brasil. The exercise price is calculated pursuant to an agreed formula in the shareholders’ agreement which applies a 6x multiple of ArcelorMittal Brasil Longs Business EBITDA in the four immediately preceding calendar quarters from the date of the put option exercise (subject to certain adjustments, such as the exclusion of any unusual, infrequent or abnormal events ) less an assumed net debt of BRL 6.2 billion times 15%. ArcelorMittal Brasil calculated the put option exercise price in the amount of BRL 840 million, but Votorantim S.A. has indicated that it does not agree with ArcelorMittal Brasil’s calculation of the exercise price. The definition of the final put option exercise price will be subject to the procedure specified in the shareholders’ agreement, with arbitration being the ultimate means.

19.	On March 17, 2022, ArcelorMittal had announced an investment (which is in the process of final review and approval), with the support of the French government, to create a new production unit for electrical steels at its Mardyck site in the north of France. This investment will create more than 100 direct jobs. With this new unit, which will specialize in the production of electrical steels for the engines of electric vehicles and which complements ArcelorMittal’s existing electrical steels plant in Saint Chély d’Apcher, in the south of France, all of the group’s electrical steels will be produced in France, strengthening France’s electromobility sector.

20.	Following a favorable and unappealable decision issued in May 2022 with respect to taxpayers’ right to register the Pis/Cofins credits over scrap purchases, ArcelorMittal Brasil recorded a gain in the amount of $0.2 billion for the previous periods.

21.	The Company has introduced a 50% increase in the STI link to safety performance (with fatalities acting as a circuit breaker); increased the safety target in STIP to 15%, and LTIP to 10%; and included ESG objectives in LTIP.

22.	Shares issued and outstanding as of March 31, 2022 reflected the cancellation of 45 million treasury shares and an increase of 18.3 million in treasury shares from share buybacks in the first quarter of 2022. Shares issued and outstanding as of June 30, 2022 reflected the cancellation of 60 million treasury shares and an increase of 46.8 million in treasury shares from share buybacks in the second quarter of 2022. In addition, following the dividend paid in June 2022, the $608 million aggregate principal amount of the Mandatorily Convertible Notes due 2023 outstanding as of June 30, 2022, divided by the maximum conversion price of $10.64 per share; equals approximately 57 million shares following conversion.

23.	Based on share price as at 26.07.22 of $22.90/sh.

Second quarter and half year 2022 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to present and comment on the three-month and six-month period ended June 30, 2022 on: Thursday July 28, 2022 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#

Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link.

https://interface.eviscomedia.com/player/1147/

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About ArcelorMittal

ArcelorMittal is one of the world’s leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Enquiries

ArcelorMittal investor relations: +44 207 543 1128; Retail: +44 207 543 1156; SRI: +44 207 543 1156 and Bonds/credit: +33 1 71 92 10 26.

ArcelorMittal corporate communications (E-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419